MATERIAL INFORMATION

Ecopetrol announces adjustments to its 2040 Strategy, called "Energy that transforms"

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) informs that as part of the Investor Day celebration at the New York Stock Exchange (NYSE), on September 11, 2023, it will present adjustments to its 2040 Strategy, in accordance with the approval of such adjustments by the Board of Directors pertaining the following aspects of the strategy:

1. The new strategic focus of the Caribbean Offshore lever is to maximize gas potential in the Colombian Caribbean Offshore.
2. Unconventional hydrocarbon exploration activities will not be pursued in Colombia.
3. The previously defined strategic objective of "energy efficiency" has been replaced by optimization of the internal consumption of energy to 25 petajoules (PJ) for the period 2018-2030.

All other elements of the 2040 Strategy which were announced to the market in February 2022 will be maintained.

The long-term strategy reaffirms our commitment to a just and equitable energy transition, emphasizing portfolio diversification while preserving the integrity and value of our traditional business. Additionally, our focus remains on strict capital discipline to ensure profitable and sustainable growth in our business lines and the creation of value for all our stakeholders.

Bogotá D.C., September 11, 2023

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exchange rate, the Company's competitiveness and the performance of Colombia's economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets
Diego Nicolás López Reina (a)
Email: investors@ecopetrol.com.co

Head of Corporate Communications
Marcela Ulloa
Email: marcela.ulloa@ecopetrol.com.co